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                     SECURITY ASSOCIATES INTERNATIONAL, INC.

                 [SECURITY ASSOCIATES INTERNATIONAL, INC. LOGO]
                             ______________________

                       SUPPLEMENT NO. 2 DATED JUNE 1, 1999
                       TO PROSPECTUS DATED APRIL 22, 1998

         On October 20, 1997, we commenced our offering of an aggregate of 2,000,000 shares of common stock, $.001 par value per share, warrants to purchase up to 2,000,000 shares of common stock and 778,088 shares of common stock which may be offered for sale by certain of our stockholders. On April 22, 1998, an additional 1,000,000 shares of our common stock were registered for sale by certain other stockholders. As of May 28, 1999, 202,628 shares of common stock and warrants to purchase 121,104 shares of common stock have been issued by SAI under this prospectus. This Supplement No. 2 expands upon, amends, modifies and supersedes certain information contained in the prospectus, as amended on May 18, 1999, which amendment superceded Supplement No. 1, and must be read in conjunction with the prospectus. Unless otherwise defined, capitalized terms used herein shall have the same meanings as in the prospectus.

         1. The section of the prospectus entitled "Business - Dealer Financing Programs - Subscriber Accounts Owned by SAI" is supplemented as follows:

PROBABLE SALE OF SAI OWNED ACCOUNTS


         On May 19, 1999, SAI and Security Alarm Financing Enterprises, Inc.
(SAFE), a leading finance company serving independent alarm dealers, entered into a binding letter of intent whereby SAI will sell its portfolio of approximately 27,000 owned (retail) subscriber accounts to SAFE, an unaffiliated third party. The transaction and purchase price is subject to further due diligence and negotiation. SAI will continue to monitor these accounts and will become SAFE's preferred provider of alarm monitoring services.

         This transaction will allow us to fully concentrate our resources on our primary business of providing wholesale monitoring services to independent alarm dealers. As part of the transaction, SAI and SAFE will form a strategic alliance to provide financing to, and better serve the needs of, independent alarm dealers.

         SAFE, founded in 1988, is one of the largest acquisition and financial services companies serving independent security alarm dealers in the United States. SAFE has customers in 38 states and provides full financial servicing and customer service from its headquarters in San Ramon, California.

         SAI provides wholesale alarm monitoring services to more than 325,000 residences and businesses through recurring revenue contracts with over 2,300 independent security alarm installing and servicing dealers. We operate eight regional UL-listed central monitoring stations strategically located throughout the United States.

         Execution of a definitive agreement is subject to, among other things, due diligence and negotiation of definitive acquisition documents. There can be no assurance that this transaction will be consummated.


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                       "THESE ARE SPECULATIVE SECURITIES.
             SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR INFORMATION
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS."